October 30, 2014

VIA HAND AND BY EDGAR

Nicholas P. Panos

Senior Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Move, Inc.

Schedule TO-T

Filed October 15, 2014 by News Corporation

File No. 5-58289 (the “Schedule TO”)

Dear Mr. Panos:

As a supplement to the response letter delivered to the SEC on October 30, 2014 (the “Response Letter”), we hereby acknowledge to the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	The offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the offeror may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicholas P. Panos

Securities and Exchange Commission

October 30, 2014

* * * * *

Please contact the undersigned at 212-416-4200 should you require further information or have any questions.

Very truly yours,

/s/ Michael Bunder
Michael Bunder

cc:	Lisa M. Kohl, Attorney-Adviser, SEC

Howard Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP

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